

Mail Stop 4561

CORRECTED
September 29, 2015

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
1624 Market Street, Suite 201
Denver, CO 80202

> **Re:** **MassRoots, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 3, 2015**
> **File No. 333-206731**

Dear Mr. Dietrich:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   You appear to be registering the offer and sale of units consisting of one share of common stock and one warrant. In this regard, we note that the shares of common stock and warrants will be purchased together in this offering. Please revise your fee table and the cover page of your prospectus to clarify that you are registering these units in addition to their component securities. In addition, file a revised legality opinion that includes an opinion with respect to the units. For guidance, consider Question 240.05 of our Securities Act Rules Compliance and Disclosure Interpretations.

Use of Proceeds, page 19

2.   Given that you have structured this transaction on a best-efforts, no minimum basis, please revise to include a table that discloses the proceeds you may receive if different amounts of securities are sold. We will not object if your table begins with a column that assumes the sale of 25 percent of the offered securities.

Part II: Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page 116

3.   Please file a form of warrant and form of subscription agreement as exhibits to your registration statement.

Exhibit 5.1

4.   Please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin No. 19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Peter J. Gennuso, Esq.
        Thompson Hine LLP